Mail Stop 3651

      June 23, 2005

Via U.S. Mail and Fax (818-953-9844)

Mr. Daniel M. Solberg
Chief Financial Officer
The Neptune Society, Inc.
4312 Woodman Avenue,
Third Floor
Sherman Oaks, CA 91423

	RE:	The Neptune Society, Inc.
      Form 10-KSB for the Year ended December 31, 2004
		Filed March 31, 2005
		File No. 000-31182

Dear Mr. Solberg:

      We have reviewed your response letter dated May 31, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We have read and considered your response to comment 2. We understand that you deliver service and merchandise in a combined cremation package in Florida and Illinois and that the related revenues are not recognized until the service is performed. So we may better understand your presentation, explain to us why you are able to separately track and recognize merchandise revenues for the states that allow merchandise delivery while you are unable to do so in Florida and Illinois.
2. We have read and considered your response to comment 5. Note that contract and general price lists are not considered VSOE, and therefore, should not be presumed to be representative of fair value.
In accordance with paragraph 16 of EITF 00-21, the best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. If you continue to believe that your price lists represent VSOE, please further explain to us why or revise.
3. We note your response to comment 6. Note that SAB Topic 13.A.3 addresses different kinds of revenue recognition arrangements, not just bill and hold merchandise sales. As previously requested, please explain to us your basis for recognizing revenue associated with travel contracts placed and the administrative fees charged at the time the pre-need contracts are sold.
4. We note your response to comment 10; however, your response did not address your basis in determining that you have one reporting unit in view of the different state regulations among your business locations. Please advise us your basis in making that determination.
We refer you to guidance within EITF Topic D-101.
5. We note in your response to comment 12 that you consider the marketing allowances to be a form of management fee associated with the trust funds. As previously requested, advise us how these fees are earned and clarify your disclosures, as appropriate. Also explain to us why they are characterized as marketing allowances rather than management fees.
6. We have read and considered your response to comment 13. We remain unclear why the conditions under paragraph 5a, b and c of FIN
46R are not applicable in your assessment in determining whether the trust funds are VIE. We do not believe `the amount trusted simply remains on deposit` is an indication that the total equity investment at risk is sufficient to permit the trust funds to finance their activities without additional subordinated support. Please address the following additional comments.
a. Advise us the structure and the ownership of the trust funds.
b. Address in your response the rights and obligations of each of the parties involved including the trustors and the trustee. Identify for us the party or parties to absorb the expected losses and those to receive the expected residual returns.
c. Tell us how you consider these rights and obligations in your assessment in determining whether the trust funds are VIE under paragraph 5a, b and c of FIN 46R.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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The Neptune Society, Inc.
June 23, 2005
Page 1